April 7, 2014

VIA EDGAR

Ms. Naseem Nixon

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:       ING Investors Trust

(File Nos. 33-23512; 811-5629)

Dear Ms. Nixon:

This letter responds to comments provided to Jay Stamper on March 27, 2014, by the Staff of the U.S. Securities and Exchange Commission (“Staff”), for Post-Effective Amendment No. 114 filed on or about February 12, 2014, to the Registration Statement on Form N-1A for ING Investors Trust (“Registrant”). Our summary of the comments and our responses thereto are provided below. No comments were made to the Statements of Additional Information.

In addition, attached is the requested Tandy Letter (Attachment A).

General Comments

1.

Comment:

The Staff requested that the Registrant confirm that all missing or bracketed information in each Prospectus or SAI and any missing exhibits will be included in a subsequent Post-Effective Amendment.

Response:

The Registrant so confirms.

2.

Comment:

With regard to disclosure that appears before the table in the section entitled “Distribution Plan and Shareholder Servicing Plan,” the Staff requested that the Registrant clarify that the fees referenced are “Distribution and Shareholder Service” fees.

Response:

The Registrant has revised the disclosure as requested.

3.

Comment:

With respect to the Average Annual Total Returns tables, the Staff requested clarification as to why there is no reference in the table for the footnote that states “Reflects index performance since the date closest to the Class’ inception for which data is available” (Footnote No. 2 for most Portfolios).

Response:

The footnote has been removed.

4.

Comment:

With respect to those Portfolios that disclose an “Investment Model” risk, the Staff noted that the risks associated with quantitative model analysis should also be included.

Response:

The Registrant has revised the “Investment Model” risk to include, where appropriate, risks associated with quantitative model analysis.

Ms. Naseem Nixon

Securities and Exchange Commission

April 7, 2014

5.

Comment:

The Staff requested that pursuant to Item 9(a) of Form N-1A, the Registrant restate the investment objectives of each portfolio prior to the section entitled “Additional Information about the Investment Objectives.”

Response:

The Registrant appreciates the Staff’s comment but the Registrant believes that the information included in Item 2 is the information that shareholders should know before investing and this information is not required to be repeated in Item 9(a). The Registrant’s presentation is consistent with General Instruction C(3) to Form N-1A that allows mutual funds to “group the response to any item (other than Items 2 through 8) in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the Funds.”  This presentation is also followed by other funds in the industry.

6.

Comment:

The Staff requested that, with respect to the manner in which the Portfolios appear to be actively managed, the Registrant consider moving the discussion of “Manager Risk” to the principal risk disclosure included within the summaries, as well as to the section “Additional Information about the Portfolio’s Risks.”

Response:

The Registrant appreciates the Staff’s comment and will consider moving the disclosure in future filings.

7.

Comment:

The Staff requested that the Registrant confirm that the derivatives disclosure, for any Portfolio that invests in derivative instruments, describes specific derivative instruments, and their related risks, that a Portfolio will use to achieve its investment objective and avoid using general language. The above request is to comply with the guidance regarding derivatives disclosures in mutual fund registration statements provided by Barry Miller of the U.S. Securities and Exchange Commission to the Investment Company Institute on or about July 30, 2010.

Response:

The Registrant confirms that the principal investment strategies for those Portfolios that invest in derivatives reflect the purpose(s) of their use in the Portfolios’ principal investment strategies and the Registrant confirms that the appropriate applicable related risks have also been included. The Registrant believes that these revisions are in accordance with the observations of the Staff made in the July 30, 2010 letter referenced above.

Portfolio Specific Comments

ING American Funds World Allocation Portfolio

8.

Comment:

The Staff requested that the Registrant confirm that the reorganization was finalized and the prospectus will be removed from the 485(b) filing.

Response:

The Registrant confirms that the portfolio’s reorganization was finalized and the prospectus will be removed from the 485(b) filing.

Ms. Naseem Nixon

Securities and Exchange Commission

April 7, 2014

9.

Comment:

With respect to the section entitled “More Information about The Portfolio – Additional Information about Principal Investment Strategies” the Staff noted that this section is in a plural form in a singular fund book.

Response:

The Registrant appreciates the Staff’s comment but the Portfolio’s merger was finalized and the Portfolio’s Prospectus will be removed from the 485(b) filing and therefore revising this disclosure now unnecessary.

10. Comment:

With respect to footnote number 5 in the section entitled “Accompanying Notes to Financial Highlights,” the Staff requested confirmation that the footnote will be removed as it doesn’t appear the table.

Response:

The Registrant appreciates the Staff’s comment but the Portfolio’s merger was finalized and the Portfolio’s Prospectus will be removed from the 485(b) filing and therefore revising this disclosure is now unnecessary.

ING Bond Portfolio

11. Comment:

The Staff noted that the management fee paid in the section entitled “Management of the Portfolio” differs from the management fee presented in the table entitled “Annual Portfolio Operating Expense” in the summary section of the Prospectus and requested that the Registrant explain the reason for the difference between those two fees.

Response:

Prior to July 20, 2012, the Portfolio operated as a feeder-fund and the investment adviser did not receive a management fee.  The management fee for the Portfolio begins at 0.46% of the Portfolio’s average daily net assets which is reflected in the “Annual Operating Expenses” table.  The management fee of 0.21% listed in the section entitled “Management of the Portfolio” reflects the period from July 20, 2012, to December 31, 2012.  When filing the 485(a) for the 2014 annual update, the amounts were not removed and it is not the Registrant’s practice to do so.

ING Franklin Templeton Founding Strategy Portfolio

12. Comment:

The Staff requested that the Registrant revise the portfolio’s principal investment strategies to include examples of the asset classes in which the portfolio invests.

Response:

The Registrant appreciates the Staff’s comment but the Registrant believes that the disclosure is appropriate.

13. Comment:

With respect to the section entitled “Principal Risks,” the Staff noted that the Registrant lists “Credit Default Swaps” risk, “Derivative Instruments” risk and “High-Yield Securities” risk but that there is no corresponding language in the principal investment strategies section to any of those investment types.  The Staff requested that the Registrant include those investment types in the portfolio’s principal investment strategies section.

Ms. Naseem Nixon

Securities and Exchange Commission

April 7, 2014

Response:

The Registrant appreciates the Staff’s comment but respectfully submits that the risks listed above that appear in the principal risks section are the principal or main risks of investing in the Underlying Funds.  While no strategy disclosure for the Portfolio is included corresponding to these risks, the Registrant believes it is important to highlight these main or principal risks of the Underlying Funds.

14. Comment:

The Staff noted that the footnote symbol “*” does not appear anywhere in the table entitled “Financial Highlights.”

Response:

The footnote has been removed.

ING Global Perspectives Portfolio

15. Comment:

With respect to the table entitled “Annual Portfolio Operating Expenses,” the Staff requested that the Registrant consider adding a footnote to the Management Fee explaining the management fee structure that is included in the statutory section of the Prospectus in the section entitled “Management of the Portfolio.”

Response:

The Registrant has added the requested disclosure.

16. Comment:

The Staff requested that the Registrant explain why there is no “Cash Position” risk in the Principal Risks section to correspond with the principal investment strategies language.

Response:

The Registrant has included the risk as requested.

17. Comment:

With respect to the section entitled “Management Fee” the Staff noted that the disclosure states that the management fee is determined based upon the amount of the Portfolio’s assets that are invested in underlying funds and the amount of the portfolio’s assets allocated to direct investments and the Staff requested that the Registrant provide justification for this fee structure as the Annual Portfolio Operating Expenses table shows the management fee to be 0.10%.

Response:

The Registrant believes that this fee structure is appropriate due to the fact that the services provided when a Portfolio makes direct investments differs from the services provided when a Portfolio allocates assets to affiliated Underlying Funds.

ING Retirement Conservative Portfolio, ING Retirement Growth Portfolio, ING Retirement Moderate Growth Portfolio, and ING Retirement Moderate Portfolio

18. Comment:

With respect to the table entitled “Annual Portfolio Operating Expenses,” the Staff requested that the Registrant consider adding a footnote to the Management Fee explaining the management fee structure that is included in the statutory section of the Prospectus in the section entitled “Management of the Portfolios.”

Response:

The Registrant has added the requested disclosure.

Ms. Naseem Nixon

Securities and Exchange Commission

April 7, 2014

ING BlackRock Health Sciences Opportunities Portfolio

19. Comment:

The Staff requested that the Registrant include a phone number for a Shareholder Services representative in the “Pending Merger” paragraph of the portfolio’s principal investment strategies.

Response:

The Registrant has added the requested disclosure.

ING Marsico Growth Portfolio

20. Comment:

The Staff requested that the Registrant clarify that forward foreign currency contracts, futures, and options are types of derivative investments.  In addition, the 13th paragraph should be moved next to the paragraph describing derivative instruments.

Response:

The Registrant has revised the disclosure as requested.

ING Multi-Manager Large Cap Core Portfolio

21. Comment:

The Staff noted that the 3rd paragraph of the portfolio’s principal investment strategies references that the portfolio may invest in credit default swaps and the Staff requested that the Registrant add a corresponding risk to the Principal Risks section.

Response:

The Registrant has added the risk as requested.

ING T. Rowe Price Capital Appreciation Portfolio

22. Comment:

The Staff requested that the Registrant clarify that futures, puts, and calls are types of derivative instruments.  In addition, the 13th paragraph should be moved next to the paragraph describing derivative instruments.

Response:

The Registrant has revised the disclosure as requested.

ING T. Rowe Price Equity Income Portfolio

23. Comment:

The Staff requested that the Registrant explain why the Portfolio’s investment strategy is changing, with respect to its “80% test” pursuant to Rule 35d-1, and that the Registrant also confirm that a cover letter will be mailed to shareholders along with the prospectus highlighting the changes.

Response:

The changes to the principal investment strategies were requested by T. Rowe Price Associates, Inc. (“T. Rowe Price”), the Sub-Adviser to the Portfolio, as the previous disclosure stated “the Portfolio invests 80% of its net assets in common stocks with 65% in the common stocks of well-established companies paying above average dividends.” T. Rowe Price believes, and the Registrant agrees, that there is no generally accepted industry interpretation regarding what should define companies as “well-established” and believes the revised investment strategy disclosure is less vague. The Registrant will provide shareholders with 60 days’ notice of this change pursuant to the requirements of Rule 35d-1.

Ms. Naseem Nixon

Securities and Exchange Commission

April 7, 2014

24. Comment:

The Staff requested that the Registrant define high-yield debt securities as “junk bonds.”

Response:

The Registrant has revised the disclosure as requested.

ING Total Return Bond Portfolio

25. Comment:

The Staff requested that the Registrant confirm that the reorganization scheduled for March 21, 2014 took place.

Response:

The Registrant confirms that the portfolio has been reorganized and will be removed from the prospectus for the 485(b) filing.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

___________________________

Paul A. Caldarelli

Vice President and Senior Counsel

ING Investment Management – ING Funds

Attachment

cc:

Huey P. Falgout, Jr., Esq.

Senior Vice President and Counsel

ING Funds

Jeffrey S. Puretz, Esq.

Dechert LLP

Attachment A

April 7, 2014

VIA EDGAR

Ms. Naseem Nixon

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:       ING Investors Trust

(File Nos. 33-23512; 811-5629)

Dear Ms. Nixon:

ING Investors Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

____________________________

Huey P. Falgout, Jr.

Senior Vice President and Counsel

ING Funds

Attachments

cc:

Jeffrey Puretz, Esq.

Dechert LP